EXHIBIT 12.1

LIFEPOINT HOSPITALS, INC.
COMPUTATIONS OF RATIOS OF EARNINGS TO FIXED CHARGES
(Unaudited)

(Dollars in Millions)

	Years Ended December 31,
	2010	2009	2008	2007	2006
EARNINGS
Income from continuing operations before income taxes	$241.1	$222.0	$208.8	$202.3	$234.1
Fixed charges, exclusive of capitalized interest	118.1	113.5	119.2	124.4	123.4
TOTAL EARNINGS	$359.2	$335.5	$328.0	$326.7	$357.5
FIXED CHARGES
Interest charged to expense(a)	$109.0	$104.6	$110.6	$115.7	$115.7
Interest portion of rental expense	9.1	8.9	8.6	8.7	7.7
Fixed charges, exclusive of capitalized interest	118.1	113.5	119.2	124.4	123.4
Capitalized interest	0.8	1.1	0.9	1.7	1.2
TOTAL FIXED CHARGES	$118.9	$114.6	$120.1	$126.1	$124.6
RATIO OF EARNINGS TO FIXED CHARGES	3.02	2.93	2.73	2.59	2.87

(a)  excluding interest income